UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Centogene N.V.
(Name of Issuer)

Common shares, par value €0.12 per share
(Title of Class of Securities)

N1976T 109
(CUSIP Number)

February 10, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Arndt Rolfs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,239,612
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,239,612
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,239,612
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.02[1]
12	TYPE OF REPORTING PERSON IN

____________________

1 The percentage of the Issuer's outstanding common shares beneficially owned by the Reporting Person is based on 22,350,911 common shares outstanding as of February 08, 2021.

ITEM 1.	(a)	Name of Issuer:

Centogene N.V.

(b)	Address of Issuer’s Principal Executive Offices:

Alboinstrasse 42

12103 Berlin, Germany

ITEM 2.	(a)	Name of Person on whose behalf this Filing is being made:

Arndt Rolfs

(b)	Address of Principal Business Office, or if None, Residence:

Leibnizstrasse 58

10629 Berlin, Germany

(c)	Citizenship or Place of Organization:

Germany

(d)	Title of Class of Securities:

Common shares, par value €0.12 per share

(e)	CUSIP Number:

N1976T 109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

The information set forth in Item 2 above is incorporated by reference.

(a)	Amount beneficially owned:

See row 9 of the cover sheet.

(b)	Percent of class:

 See row 11 of the cover sheet.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of the cover sheet.

(ii)	Shared power to vote or to direct the vote:

 See row 6 of the cover sheet.

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of the cover sheet.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of the cover sheet.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021	/s/ Arndt Rolfs
By: Arndt Rolfs